

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2020

Paul Packer
Chief Executive Officer
Globis Acquisition Corp.
805 3rd Avenue, 15th floor
New York, New York 10022

> **Re: Globis Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 7, 2020**
> **File No. 333-250939**

Dear Mr. Packer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1 filed December 7, 2020

Our certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum, page 29

1. We note that your exclusive forum provision in Article Ninth of your Amended and Restated Certificate of Incorporation filed as exhibit 3.2 is revised from Article XI of your Certificate of Incorporation filed as exhibit 3.1. If Article Ninth of exhibit 3.2 does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Please also ensure that your disclosure here and in the Exclusive Forum for Lawsuits section on page 72 is consistent with the language in Article Ninth of your Restated Certificate of Incorporation filed as exhibit 3.2.

Item 16. Exhibits and Financial Statement Schedules, page II-5

2.   We note that the form of warrant agreement filed as exhibit 4.4 provides that any action, proceeding, or claim arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and that the company irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. We also note that the company waives any objection to such "exclusive jurisdiction." If this provision requires investors in this offering to bring any such action, proceeding, or claim in the courts of the State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.

You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or Erin Purnell, Staff Attorney, at (202) 551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing